UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
ENTRÉE RESOURCES LTD.
(formerly Entrée Gold Inc.)
(Name of Issuer)
Common Shares, without par value
(Title of class of securities)

29383G100
(CUSIP Number)

Steven Allen
6 St James’s Square
London SW1Y 4AD
United Kingdom
+44 (0) 20 7781 2000
(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)
with copy to:

Philip Richter
Fried Frank Harris Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
+1 212 859 8763

September 14, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]
__________________________

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 29383G100	SCHEDULE 13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
32,788,629 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
32,788,629 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,788,629 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.6 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

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CUSIP No.: 29383G100	SCHEDULE 13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
17,879,296 (See Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
17,879,296 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,879,296 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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CUSIP No.: 29383G100	SCHEDULE 13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
Turquoise Hill Resources Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,909,333 (See Item 5)

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
14,909,333 (See Item 5)

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,909,333 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

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Item 1. Security and Issuer
This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc., on July 8, 2005, and amended on July 27, 2007, November 26, 2007, November 30, 2011, April 20, 2012 and August 2, 2012 (pursuant to which amendment  Rio Tinto International Holdings Limited (“RTIH”) was added as a filing person and which amendment was an exit filing for Rio Tinto Exploration Canada Inc. (such Schedule 13D, as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Common Shares”), of Entrée Resources Ltd. (formerly Entrée Gold Inc.), a corporation continued under the laws of British Columbia (the “Company”). This Amendment No. 6 to Schedule 13D is being filed by Rio Tinto, RTIH and Turquoise Hill Resources Ltd., a company incorporated under the laws of the Yukon Territory, Canada (formerly Ivanhoe Mines Ltd., “TRQ”), which previously filed a Schedule 13G relating to the Common Shares on February 3, 2005 pursuant to  Rule  13d-1(d) of the SEC.   Since TRQ’s Schedule 13G filing, it has become an indirect, majority owned subsidiary of Rio Tinto.
The Company’s principal offices are located at Suite 1650 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1, Canada.

Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, and TRQ.
Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. TRQ is an international mining company focused on the operation and further development of the Oyu Tolgoi cooper-gold mine in Southern Mongolia. Rio Tinto is the beneficial owner (through RTIH and other subsidiaries of Rio Tinto) of 50.8 percent of the outstanding common shares of TRQ. Rio Tinto, RTIH and TRQ shall be collectively referred to herein as the “Reporting Persons”.
The principal executive office of Rio Tinto is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of RTIH is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of TRQ is located at 1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada.
The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of the Reporting Persons are set forth in Schedule A hereto and are incorporated by reference herein.
During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any of the executive officers or directors of such Reporting Person listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 18, 2020, a copy of which is attached as Exhibit F, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:
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On September 14, 2020, pursuant to a non-brokered private placement by the Company, (i) RTIH purchased from the Company 875,000 units (each, a “Unit”), each Unit consisting of one Common Share and one-half of one transferable common share purchase warrant (each whole warrant, a "Warrant"), at a price of C$0.43 per Unit, or C$376,250, in the aggregate, and (ii) TRQ purchased from the Company 740,000 Units, at a price of C$0.43 per Unit, or C$318,200, in the aggregate. Each Warrant entitles the holder to acquire a Common Share at a price of C$0.60 per Common Share for a period of three years from September 14, 2020.
The funds for the purchase by RTIH of Units (and the Common Shares previously beneficially owned by RTIH) were obtained from the working capital of Rio Tinto. The funds for the purchase by TRQ of Units (and the Common Shares previously beneficially owned by TRQ) were obtained from the working capital of TRQ.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
The purchases by RTIH and TRQ of Units in the private placement were made for investment purposes. Each Unit purchased is subject to a hold period of four months and one day from September 14, 2020, in accordance with applicable Canadian securities laws.

None of the Reporting Persons has any present intention of acquiring additional securities of the Company. Depending upon their respective evaluations of the business, prospects and financial condition of the Company, the market for the Company’s securities, general economic and tax conditions and other factors, the Reporting Persons may directly or indirectly acquire or sell some or all of the securities of the Company.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Rio Tinto may be deemed to beneficially own a total of 32,788,729 Common Shares, representing 17.6 percent of the outstanding Common Shares.  These Common Shares are comprised of:

(a)
17,879,296 Common Shares (representing 9.6 percent of the outstanding Common Shares) beneficially owned by RTIH, consisting of 17,441,796 Common Shares held directly by RTIH and 437,500 Common Shares issuable upon the exercise of Warrants held directly by RTIH; and

(b)
14,909,333 Common Shares (representing 8.0 percent of the outstanding Common Shares) beneficially owned by TRQ, consisting of 14,539,333 Common Shares held directly by TRQ and 370,000 Common Shares issuable upon the exercise of Warrants held directly by TRQ.

The inclusion herein of the 14,909,333 Common Shares beneficially owned by TRQ shall not be construed as an admission that Rio Tinto is the beneficial owner of any securities reported herein as beneficially owned by TRQ. Each Reporting Person disclaims beneficial ownership of the Common Shares except to the extent of such Reporting Person’s pecuniary interest therein. Rio Tinto and RTIH are under common control and Rio Tinto (through RTIH and other subsidiaries) is the beneficial owner of 50.8 percent of the outstanding common shares of TRQ and, as a result, the Reporting Persons may be deemed to be members of a group. However, the Reporting Persons disclaim such group membership, and this Schedule 13D shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 or for any other purposes.

The percentages of Common Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Reporting Persons were calculated in Rule 13d-3(d)(1), based on 185,748,074 outstanding Common Shares as of September 15, 2020, as notified by the Company.

In addition, Rio Tinto and RTIH share voting power and dispositive power with respect to the Common Shares reported as beneficially owned by such person and TRQ holds the sole voting power and dispositive power with respect to the Common Shares reported it beneficially owns.
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Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any of the executive officers or directors of such Reporting Person listed in Schedule A hereto, beneficially owns any Common Shares.
Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any of the executive officers or directors of such Reporting Person listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Common Shares.
Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any of the executive officers or directors of such Reporting Person listed in Schedule A hereto, has effected any transaction in the Common Shares during the past 60 days.

To the best each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by such Reporting Person.

Item 7. Materials to be Filed as Exhibits
Exhibit Number	Description

A	Equity Participation Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.(1)

B	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.(1)

C	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.(1)

D	Share Purchase Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited(2)

E	Assignment Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited(2)

F	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd.

(1)	Filed as an exhibit to the original Schedule 13D on July 8, 2005.
(2)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.

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SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 22, 2020

Rio Tinto plc

By:	/s/ Steven Allen
	Name:	Steven Allen
	Title:	Company Secretary

Rio Tinto International Holdings Limited

By:	/s/ Abel Martins Alexandre
	Name:	Abel Martins Alexandre
	Title:	Director

Turquoise Hill Resources Ltd.

By:	/s/ Dustin S. Isaacs
	Name:	Dustin S. Isaacs
	Title:	Corporate Secretary

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SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Simon Thompson	Chairman of Rio Tinto	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

J-S Jacques	Chief Executive of Rio Tinto	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

Jakob Stausholm	Chief Financial Officer of Rio Tinto	6 St. James Square London SW1Y 4AD United Kingdom	Denmark

Megan Clark AC	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	Australia

David Constable	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	Canada

Simon Henry	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

Sam Laidlaw	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

Hinda Gharbi	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	Australia

Michael L’Estrange AO	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	Australia

Simon McKeon AO	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	Australia

Jennifer Nason	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	United States / Australia

Ngaire Woods CBE	Company Director	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

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Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

J-S Jacques	Chief Executive	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

Jakob Stausholm	Chief Financial Officer of Rio Tinto	6 St. James Square London SW1Y 4AD United Kingdom	Denmark

Bold Baatar	Chief Executive, Energy & Minerals	6 St. James Square London SW1Y 4AD United Kingdom	Mongolia

Alf Barrios	Chief Executive, Aluminum	6 St. James Square London SW1Y 4AD United Kingdom	United States

Vera Kirikova	Group Executive, Human Resources	6 St. James Square London SW1Y 4AD United Kingdom	Canada

Barbara Levi	Group Executive, Group General Counsel	6 St. James Square London SW1Y 4AD United Kingdom	Italy

Stephen McIntosh	Group Executive, Growth & Innovation and Health, Safety & Environment	6 St. James Square London SW1Y 4AD United Kingdom	New Zealand

Simone Niven	Group Executive, Corporate Relations	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom / Australia

Arnaud Soirat	Chief Executive, Copper & Diamonds	6 St. James Square London SW1Y 4AD United Kingdom	France / Australia

Simon Trott	Chief Commercial Officer	6 St. James Square London SW1Y 4AD United Kingdom	Australia

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Rio Tinto International Holdings Limited
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Peter Cunningham	Director	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

Steven Allen	Director	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

John Kiddle	Director	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

Abel Martins Alexandre	Director	6 St. James Square London SW1Y 4AD United Kingdom	Portugal

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Rio Tinto Secretariat Limited	Secretary	6 St. James Square London SW1Y 4AD United Kingdom	United Kingdom

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Turquoise Hill Resources Ltd.
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Alfie Grigg	Director; Chief Counsel – Pacific, Rio Tinto Aluminium	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Australia

R. Peter Gillin	Director and Chairman	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Canada

Stephen Jones	Director	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Australia

George R. Burns	Director; President and Chief Executive Officer, Eldorado Gold Inc.	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Canada

Ulf Quellmann	Director and Chief Executive Officer	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Germany

Russel C. Robertson	Director	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Canada

Maryse Saint-Laurent	Director	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Ulf Quellmann	Director and Chief Executive Officer	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Germany

Luke Colton	Chief Financial Officer	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	United States

Jo-Anne Dudley	Chief Operating Officer	1 Place Ville-Marie, Suite 3680, Montreal, Quebec, H3B 3P2, Canada	Australia

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EXHIBIT INDEX

Exhibit Number	Description

A	Equity Participation Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.(1)

B	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.(1)

C	Subscription Agreement between Entrée Gold Inc. and Rio Tinto Exploration Canada Inc., formerly Kennecott Canada Exploration Inc.(1)

D	Share Purchase Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited(2)

E	Assignment Agreement between Rio Tinto Exploration Canada Inc. and Rio Tinto International Holdings Limited(2)

F	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd.

(1)	Filed as an exhibit to the original Schedule 13D on July 8, 2005.
(2)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.

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